SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of: September 2011

Commission File No.: 000-29634

Fundtech Ltd.
(Translation of registrant’s name into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

In accordance with a court order that Fundtech Ltd. (“Fundtech” or the “Company”) obtained from a Tel Aviv- Jaffa district court and in compliance with the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Company has published a notice in Israeli newspapers that it will hold a special general meeting of shareholders (the “Meeting”) at the Company’s offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, on October 24, 2011 at 9:00 a.m. local time.  The Company’s notice also informed the Company’s shareholders that the record date for the determination of the holders of Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting is September 22, 2011.

At the Meeting, the Company’s shareholders will be asked to vote on the following:

1.           The approval of an arrangement (the “Arrangement”) by and among Fundtech and its shareholders under Sections 350 and 351 of the Companies Law, including the approval of: (i) the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, among S1 Corporation, a Delaware corporation (“S1”), whose shares are listed on the NASDAQ Global Select Market, Finland Holdings (2011) Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of S1 (“Merger Sub”), and the Company (the “Merger Agreement”); (ii) the merger of Merger Sub with and into Fundtech (the “Merger”) in accordance with the terms of the Merger Agreement, whereby Fundtech will be the surviving company and will become a wholly-owned subsidiary of S1; (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of 2.72 shares of S1’s common stock for each Fundtech ordinary share, nominal value NIS 0.01 (“Ordinary Share”), held as of the effective time of the Merger; (iv) the exchange of each outstanding option to purchase one Ordinary Share for an option to purchase 2.72 shares of S1’s common stock pursuant to the terms of the Merger Agreement; and (v) all other transactions and arrangements contemplated by the Merger Agreement, as described in the Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on June 27, 2011.

2.           Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including any proposal for adjournment or postponement thereof.

If the Arrangement is approved at the Meeting, Fundtech intends to request that the Tel Aviv- Jaffa district court hold a subsequent hearing pursuant to its authority under Sections 350 and 351 of the Companies Law, at which the court will be requested by Fundtech to confirm (via a court order) the substantive and procedural fairness of the Arrangement to Fundtech’s shareholders and option holders.  Such subsequent court order will serve, inter alia, as the basis for an exemption from publication of a prospectus, and from registration, under the securities laws of Israel and the United States with respect to the issuance of shares of, and options to purchase, S1’s common stock to be issued in the Merger.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Fundtech’s voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on October 31, 2011 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  Approval of the Arrangement requires the affirmative vote of a majority (in number) of Fundtech’s shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the Ordinary Shares represented at the Meeting (or at any adjournment thereof).

In the coming weeks, Fundtech will provide to its shareholders an information statement describing the Arrangement, the Merger, the Merger Agreement, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.  Fundtech’s shareholders will also be able to obtain a free copy of the information statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov.

Forward Looking Statements

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of Fundtech’s transaction with S1, the satisfaction or waiver of any conditions to such transaction, Fundtech’s expected revenues, its market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transactions discussed in this Report on Form 6-K, operational challenges in achieving strategic objectives and executing the Company’s plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that S1 and Fundtech file from time to time with the SEC, including the section titled “Risk Factors” of S1’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q and Fundtech’s most recent Annual Report filed on Form 20-F, as well as the proxy statement and information statement to be filed by S1 and Fundtech, respectively, which contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K. All subsequent written and oral forward-looking statements by or concerning S1 or Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: September 7, 2011	By:	/s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President, General Counsel and Secretary